UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 28, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Amec Foster Wheeler plc

28 April 2016

Amec Foster Wheeler plc (the 'Company') - Annual General Meeting Voting Results

All resolutions proposed at the Annual General Meeting of the Company held yesterday, 27 April 2016, were passed by shareholders by way of a poll vote.  For shareholders' information, the current issued share capital of the Company is 393,131,813 shares (excluding 3,158,310 shares held in Treasury).  The voting was as follows:

		Votes For (Including Discretionary)%		Votes Against	%	Votes Total	% of Issued Share Capital Voted	Votes Withheld*
1	Report & accounts	267,616,060	99.98	64,534	0.02	267,680,594	68.64	127,108
2	Declaration of final dividend	231,653,348	86.53	36,054,004	13.47	267,707,352	68.65	100,350
3	Remuneration report	245,509,722	99.08	2,273,553	0.92	247,783,275	63.54	20,024,427
4	Elect Roy Franklin	265,498,023	99.53	1,255,831	0.47	266,753,854	68.4	1,053,848
5	Re-election of John Connolly	259,256,805	96.85	8,418,916	3.15	267,675,721	68.64	131,981
6	Re-election of Ian McHoul	260,481,211	97.31	7,204,158	2.69	267,685,369	68.64	122,333
7	Re-election of Linda Adamany	260,504,730	97.32	7,181,430	2.68	267,686,160	68.64	121,542
8	Re-election of Neil Carson	260,449,757	97.3	7,229,843	2.7	267,679,600	68.64	128,102
9	Re-election of Colin Day	257,610,396	96.24	10,078,332	3.76	267,688,728	68.64	118,973
10	Re-election of Kent Masters	260,171,243	97.19	7,509,651	2.81	267,680,894	68.64	126,808
11	Re-election of Stephanie Newby	260,516,435	97.32	7,168,374	2.68	267,684,809	68.64	122,549
12	Re-appointment of Ernst & Young LLP	265,456,072	99.25	2,009,011	0.75	267,465,083	68.59	340,782
13	Authorisation of auditors' remuneration	267,191,527	99.82	489,997	0.18	267,681,524	68.64	123,997
14	Authority to allot shares	266,881,231	99.71	773,713	0.29	267,654,944	68.63	152,758
15	Disapplication of pre-emption rights	262,548,748	98.11	5,044,578	1.89	267,593,326	68.62	214,376
16	Authority to purchase own shares	265,546,142	99.3	1,875,575	0.7	267,421,717	68.57	385,985
17	Notice of general meetings	240,307,861	89.95	26,835,278	10.05	267,143,139	68.5	664,562

* Please note a vote withheld is not a vote under English law and is not counted in the calculation of the votes cast "for" or "against" a resolution.

In compliance with Listing Rule 9.6.2R, copies of resolutions 14 to 17 have been forwarded to the UK Listing Authority for publication through the National Storage Mechanism where they will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

Results of the poll can also be viewed on the Company's website at http://www.amecfw.com/investors/shareholder-information/agms

Helen Morrell
Senior Assistant Company Secretary

+44 (0)1565 683233

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary